RICHARD A. KRANTZ

                                                                Financial Centre
                                                            695 East Main Street
                                                                  P.O. Box 10305
                                                         Stamford, CT 06904-2305
                                                             Main (203) 462-7500
                                                              Fax (203) 462-7599
                                                                  rkrantz@rc.com
                                                           Direct (203) 462-7505

                                                       Also admitted in New York
                                                               and Massachusetts


April 14, 2006


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       Argan, Inc.
          Form 10-KSB for Fiscal Year Ended January 31, 2005
          Form 10-QSB for Fiscal Quarter Ended October 31, 2005
          Filed December 2, 2005 and December 14, 2005
          File No. 001-31756

Ladies and Gentlemen:

We represent Argan, Inc. (the "Company"). The purpose of this letter is to respond to the issues you have raised in your letter of January 19, 2006. The responses are numbered to correspond to the comments in your letter.

1.    The Company will comply with this comment in its next Form 10-KSB.

2. During the fiscal year ended January 31, 2004, the Company issued stock options to (i) all non-employee directors which vested immediately and
      (ii) certain employees of its subsidiary, Southern Maryland Cable, Inc. ("SMC"), with one year vesting. Each of these options had a ten-year contractual maturity. During the fiscal year ended January 31, 2005, the Company also issued stock options to certain employees of Vitarich Laboratories, Inc. ("VLI"). These options also vest over a one year period but have a five year contractual maturity. At the time the Company issued stock options to certain of its employees during fiscal years 2004 and 2005, the Company was relatively new and there was very limited information available regarding the Company's historical trading activity and the employees' historical exercise and post-vesting employment termination behavior for similar grants. For instance, the Company acquired SMC in July 2003 and sold its historical business, Puroflow Incorporated, in October 2003. The Company acquired VLI in August 2005. Therefore, with limited historical information, the Company estimated the expected term of employee options considering various factors such as the vesting period, legal term, expected volatility, current and expected future stock prices, employee's length of service and the desirability of using the expected term used by other similar companies.

Securities and Exchange Commission
April 14, 2006
Page 2


      As noted above, the employee options granted in fiscal 2004 vest over a one year period and have a legal term of 10 years while the options granted in fiscal 2005 also vest over a one year period but have a legal term of five years. SFAS 123, "Accounting for Stock Based Compensation", states that the expected term cannot be shorter than the vesting period nor longer than the legal term, thereby creating a estimated range for the expected term.

      In determining whether there was a better estimate of the expected term within that range, the Company considered the expected stock price volatility and expected changes in its stock price. The Company recognizes that the expected volatility is relatively high, implying that there is a greater chance of the stock price increasing and in turn increasing the likelihood of options being exercised before the end of the legal terms. However, the Company believes that this is more than offset by the likelihood of the stock price not significantly increasing and in certain instances declining during fiscal years 2004 and 2005. Also, the growth plans for the Company did not anticipate a significant increase in its stock price in the near term.

      The Company considered the period of time that option holders have been with SMC and VLI prior to acquisition. The Company noted that on average individuals had remained employed with SMC and VLI in excess of five years. The Company did not have any plans to terminate these employees after the acquisition. Therefore, the Company concluded the likelihood of options being exercised early as a result of termination to be low.

      Finally, the Company considered whether it should use the expected term used by any guideline companies. The Company did not believe that there were other comparable companies to use in order to estimate the expected term, either because of differences in the size of the other companies, the products, business lines and/or stage of business life cycle.

      Based on these analyses, the Company believed that it is appropriate to use the legal term as the expected term of the options. Further supporting this belief is that that none of the options issued in fiscal years 2004 and 2005 have been exercised to date.

Securities and Exchange Commission
April 14, 2006
Page 3

      Had the Company used a five-year expected life (which would be the approximate life using the "shortcut approach" in SAB 107) for the year ended January 31, 2004, the stock-based employee compensation expense would have been $102,000, compared to $145,000 under the 10-year expected life. Similarly, had the Company used the "shortcut approach" for the year ended January 31, 2005, a three-year expected life would have yielded $55,000 in stock-based employee compensation compared to $59,000 under the five-year expected life. For these grants as well as future option grants, the Company will continue to evaluate the expected lives based on its developing historical experience and expectations regarding future stock trading activity and employees' exercise and post-investing employment behavior patterns.

3. In August 2004, the Company completed the acquisition of VLI. The Company used an outside independent valuation specialist to determine the allocation of purchase price to the related identifiable intangible assets. The Company identified long-established customer relationships in which VLI has a pattern of recurring purchase and sales orders, and the outside valuation specialist valued such relationships using an income approach. Although VLI does not operate using long-term contracts, historical data indicates that its customers frequently repeat orders due to the high costs of changing suppliers.

      The Company originally determined that its identified customer relationships satisfied the criteria to be recorded apart from goodwill. Upon further review of Paragraphs 8 and 10 of EITF 02-17 "Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination" as well as Example 3 contained in EITF 02-17 Exhibit 02-17A, the Company still believes that a customer relationship intangible exists. However, the Company believes that it should be considered and characterized as a contractual customer relationship intangible as opposed to a non-contractual customer relationship intangible as previously disclosed. The Company routinely utilizes purchase and sales orders in conducting business with its customer base and, accordingly, these types of arrangements are considered contracts as described in Paragraph A19 of SFAS 141 and subject to Paragraph A20 of SFAS 141.

Securities and Exchange Commission
April 14, 2006
Page 4

      As previously mentioned, the Company's valuation specialist used the income approach in valuing the customer relationship intangible. At the purchase date, there was not a significant amount of purchase orders in hand. However, it is the Company's customary practice to obtain a purchase order prior to shipping any products. In accordance with Paragraph 8 of EITF 02-17, the Company's historical practice of purchase and sales orders represents a customer relationship intangible, regardless of whether there were any in existence at the date of acquisition. Therefore, the valuation specialist determined an estimated cash flow attributable to the existing customer relationship factoring in market place assumptions regarding future contract renewals, customer attrition rates and forecasted expenses to maintain the installed customer base. These cash flows were then discounted to derive the $2 million value ascribed to the customer relationship intangible.

      Consistent with paragraph 11 of FAS 142, the Company assigned a five year useful life to the customer relationship intangible as that is the period over which the customer relationships are expected to contribute to future cash flows of the Company. This five year useful life is the Company's best estimate of the lives of the expected customer relationships in place and reflects the average number of years VLI has done business with its seven largest customers (which represent 85% of sales). The Company is therefore amortizing the $2 million customer relationship intangible over five years.


      In future filings, the Company will adjust its disclosures to indicate that its customer relationship intangible related to the acquisition of VLI is that of a contractual customer relationship as opposed to a non-contractual customer relationship.

4. In response to your comment regarding the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill, the Company took into consideration marketplace multiples being paid for similar transactions in the nutrition industry. The public company multiples of earnings before interest, taxes, depreciation and amortization (EBITDA) to market value ranged from 7 to 17 times.

Securities and Exchange Commission
April 14, 2006
Page 5

      The Company proposes that it expand the following disclosure which appears in the first paragraph of Note 4:

      "The Company's purchase of VLI focused on acquiring VLI's long standing and exclusive customer relationships, VLI's proprietary formulations, its certified good manufacturing practices and its well established position in the fast growing global nutrition industry. The Company also ascribed significant value to VLI's ability to substantially expand its business. The initial consideration paid to VLI's owner was based on a multiple of
      5.5 times EBITDA for the twelve months ended December 31, 2003. In establishing the multiple, the Company took into consideration the multiples being offered in other negotiated transactions and the valuation of a number of other public companies that manufacture and market nutritional supplements. To the extent that VLI's EBITDA for the twelve months ended February 28, 2005 exceeded the aforementioned 2003 EBITDA, additional consideration was paid in an amount determined using the same multiple as was used for the initial consideration. Goodwill (the excess of cost of VLI over the sum of the fair value of assets acquired less liabilities assumed) increased by $5,965,000 based on the subsequent payment of consideration. The Company believes that the aforementioned factors support the premium paid for VLI."


5. Listed below are the various subparagraphs of paragraph 45 of SFAS No. 142 to identify the Company's compliance with the reporting requirements. The Company has also included certain comments where it proposes to upgrade or clarify disclosures in its next filed Form 10-KSB.

      45a(1) Gross carrying amount and accumulated amortization by major intangible asset class is disclosed in Note 4. In the acquisitions of VLI and SMC, each subsidiary has intangible asset classes that are unique to that subsidiary. The Company proposes to report the combined gross carrying amount of all intangibles and related accumulated amortization in total in its next filed Form 10-KSB. See the table below for an example of the disclosure using January 31, 2005 numbers. The Company will make comparative disclosures for January 31, 2006.

Securities and Exchange Commission
April 14, 2006
Page 6


                           Useful       Gross
                          Life in     Carrying    Accumulated   Impairment   Net Carrying
                            Years      Amount    Amortization      Loss         Amount
                          -------     -------    ------------   ----------    ----------
Contractual   customer
   relationships                7   $  854,000    $  290,000    $  746,000    $  564,000
Trade Name                     --      224,000            --       456,000       224,000
Proprietary formulas            3    2,500,000       347,000            --     2,153,000
Non-contractual
   customer                     5    2,000,000       167,000            --     1,833,000
   relationships (a)
Non-compete
   agreement                    5    1,800,000       150,000            --     1,650,000
                                    ----------    ----------    ----------    ----------
                                    $7,378,000    $  954,000    $1,202,000    $6,424,000
                                    ==========    ==========    ==========    ==========

(a) To be reclassified to contractual customer relationships in accordance with our response to question number 3.

      45a(2) The aggregate amortization expense for VLI is disclosed on page 57 in Note 12. In its 10-QSB's filed for April 30, 2005, July 31, 2005 and October 31, 2005, the Company has been disclosing aggregate amortization of purchased intangibles in its statements of cash flows and in its segment reporting. The Company will continue such disclosure in future Forms 10-KSB.

      45a(3) The estimated aggregate amortization expense for each of the five succeeding fiscal years is separately disclosed for VLI and SMC in Note 4. The Company plans to disclose combined aggregate amortization expense for the five succeeding fiscal years in future Forms 10-KSB.

      45b The Company has disclosed in Note 4 the Trade Name intangible and related value which is not subject to amortization. The Trade Name intangible is the Company's only purchased intangible other than goodwill which is not subject to amortization.

      45c(1) The Company has disclosed in Note 4 the goodwill acquired with respect to VLI and SMC. In addition, in Note 12, the Company has disclosed the current balances of goodwill with respect to SMC and VLI.

Securities and Exchange Commission
April 14, 2006
Page 7

      45c(2) The Company has disclosed the aggregate impairment loss recognized for goodwill for the nine months ended October 31, 2004 in Note 5. The Company intends to disclose the aggregate impairment loss in its future Forms 10-KSB.

      45c(3) Not applicable

6. As discussed in paragraph 26 of SFAS 142, goodwill of a reporting unit shall be tested for impairment on an annual basis and between annual tests in certain circumstances outlined in paragraph 28. Paragraph 28 indicates that goodwill of a respective reporting unit should be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. They cite examples of such events including:

o     A significant adverse change in legal factors or in the business climate;

o     An adverse action or assessment by a regulator;

o     Unanticipated competition;

o     A loss of key personnel;

o A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of;

o The testing for recoverability under SFAS 144 of a significant asset group within a reporting unit; or

o Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

      At October 31, 2005, the Company reviewed its nutraceutical segment for any such indicators of impairment to determine if events or circumstances had occurred that would more likely than not reduce the fair value of VLI below its carrying amount. After completing this review, the Company determined that no such indicators or events or circumstances had occurred at October 31, 2005.

Securities and Exchange Commission
April 14, 2006
Page 8

      In reaching its conclusion, the Company considered certain other factors. The Company completed the "earn out" period for additional consideration during the first quarter of the fiscal year. The "earn out" period was followed by two quarters of operating losses. The Company felt that this short period of operating losses did not provide enough evidence to trigger an impairment analysis before the annual impairment evaluation.

      The Company's annual impairment measurement date is November 1. This annual impairment evaluation was not completed by the time the October 31, 2005 Form 10-QSB was filed (December 14, 2005).

      The Company is finalizing its annual impairment test and anticipates that it will be recording an impairment loss with respect to its goodwill during its fiscal fourth quarter ended January 31, 2006.

      The Company will incorporate the following disclosures in its next filed Form 10-KSB.

      GOODWILL AND INTANGIBLE ASSETS - Enhance Policy Note.

      "In connection with the acquisitions of VLI and SMC, the Company has substantial goodwill and intangible assets including contractual customer relationships, proprietary formulas, non-compete agreements and trade names. In accordance with SFAS 142, the Company reviews for impairment, at least annually, goodwill and intangible assets deemed to have an indefinite life.

Securities and Exchange Commission
April 14, 2006
Page 9

      Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is to identify a potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The estimates of fair value of a reporting unit, generally a Company's operating segment, is determined using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires making various judgmental assumptions, including assumptions about future cash flows, growth rates and discount rates. Developing assumptions for the Company's entrepreneurial business requires significant judgment and to a great extent relies on the Company's ability to successfully determine trends with respect to customers, industry and regulatory environment. The assumptions, including assumptions about future flows and growth rates, are based on the Company's budget and business plans as well as industry trends with respect to customers and other manufacturers' and distributors' sales and margins. The Company reviews trends for publicly traded companies which either compete with the Company to provide services or the types of products the Company produces or are users of the types of services and products provided by the Company. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods. Discount rate assumptions are based on the Company's subjective assessment of the risk inherent in the respective reporting units. Risks which the Company faces in its business include the public's perception of our integrity and the safety and quality of our products and services. In addition, in the industries that we operate we are subject to rapidly changing consumer demands and preferences. The Company also operates in competitive industries. We are not assured that customers or potential customers will regard our products and services as sufficiently distinguishable from our competitors' product and service offerings. If after taking into consideration industry and company trends, the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not deemed impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. Accordingly, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit."

      In addition to the above summary accounting disclosure of the Company's process in valuing its purchased intangibles, the Company will provide more descriptive disclosure of the valuation process that it uses with respect to its goodwill and purchased intangibles. The following disclosure type format will be adopted in the Critical Accounting Policies section of Management's Discussion and Analysis section in the Company's next filed Form 10-KSB.

Securities and Exchange Commission
April 14, 2006
Page 10

      Contractual  Customer  Relationships

      Southern Maryland Cable, Inc. - The fair value of the Contractual Customer Relationships (CCR's) was determined at the time of the acquisition of SMC by discounting the cash flows expected from SMC's continued relationships with three customers - General Dynamics Corp (GD), Verizon Communications
      (VZ) and Southern Maryland Electric Cooperative (SMECO). Expected cash flows were based on historical levels, current and anticipated projects and general economic conditions. In some cases, the estimates of future cash flows reflect periods beyond those of the current contracts in place. While SMC's relationship with GD is relatively recent, SMC has performed work for VZ and SMECO for approximately twenty years and ten years respectively. The long-term relationship with VZ and SMECO affected the discount rate used to discount expected cash flows as well as the Company's estimated weighted average cost of capital and SMC's asset mix. We are amortizing the CCR's over a seven year weighted average life given the long standing relationships SMC has with VZ and SMECO.

      Vitarich Laboratories, Inc. - The fair value of the Contractual Customer Relationships at VLI (VCCR's) was determined at the time of the acquisition of VLI by identifying long established customer relationships in which VLI has a pattern of recurring purchase and sales orders. The Company estimated expected cash flows attributable to these existing customer relationships factoring in market place assumptions regarding future contract renewals, customer attrition rates and forecasted expenses to maintain the installed customer base. These cash flows were then discounted based on a rate that reflects the perceived risk of the VCCR's, the Company's estimated weighted average cost of capital and VLI's asset mix. VLI has had a relationship of five years or more with most if its currently significant customers. We are amortizing VCCR's over a five year life based on our expectations of continued cash flows from these relationships and our history of maintaining relationships.

      Trade  Name

      The fair value of the SMC Trade Name was estimated using a relief-from-royalty-methodology. The Company determined that the useful life of the Trade Name was indefinite since it is expected to contribute directly to future cash flows in perpetuity. The Company has also considered the effects of demand and competition including its customer base. While SMC is not a national recognized Trade Name, it is a regionally recognized name in Maryland and the Mid-Atlantic region, SMC's primary region of operations.

Securities and Exchange Commission
April 14, 2006
Page 11

      The Company is using the relief-from-royalty method described above to test the Trade Name for impairment annually on November 1 and on an interim basis if events or changes in circumstances between annual tests indicate the Trade Name might be impaired.

      Proprietary Formulas

      The fair value of the Proprietary Formulas (PF's) was determined at the time of the acquisition of VLI. Cash flows were developed based on employing a technology contribution approach to determine revenues associated with existing proprietary formulations.

      Estimates regarding product life cycle and development costs were utilized in determining cash flow. The expected cash flows were discounted based using a rate that reflects the perceived risk of the PF's, the Company's weighted average cost of capital and VLI's asset mix. We are amortizing the PF's over a three year life based on the estimated contributory life of the PF's utilizing historical product life cycles and changes in technology.

      Non-Compete  Agreement

      The fair value of the Non-Compete Agreement (NCA) was determined at the time of acquisition of VLI by discounting the estimated reduction in the cash flows expected if one key employee, the former sole shareholder of VLI, were to leave. The key employee signed a non-compete clause prohibiting the employee from competing directly or indirectly for five years. The estimated reduced cash flows were discounted based on a rate that reflects the perceived risk of the NCA, the estimated weighted average cost of capital and VLI's asset mix. We are amortizing the NCA over five years, the length of the non-compete agreement.

7.    Cash Flows

      The Company has prepared disclosure-type information on cash flows which it proposes to adopt for the next filed Form 10-KSB.

Securities and Exchange Commission
April 14, 2006
Page 12

      Net cash provided by operations for the nine months ended October 31, 2005 was $1,975,000 compared with $2,247,000 of cash used in operations for the nine months ended October 31, 2004 due to the improved performance of SMC. SMC had income from operations of $576,000 for the nine months ended October 31, 2005 compared to a loss of $2,376,000 in the same period one year ago. During the nine months ended October 31, 2005, revenues from GD increased to approximately $2.1 million from $1.5 million while sales to Verizon increased from $456,000 to approximately one million dollars. Revenues from GD increased due to ramping of work on a large government contract during the current fiscal year which had been shut down or substantially reduced for approximately six months during the prior fiscal year. SMC was a subcontractor on that large military contract. The prime contractor had profitability problems with the contract. Work was stopped or substantially reduced on SMC's portion of the contract until the primary contractor resolved issues with the military. Verizon revenues increased in the current fiscal year due to SMC reestablishing a contractual relationship with Verizon which had been previously discontinued. In July 2004, SMC lost a significantly profitable contract with Verizon. In September 2005, SMC commenced work on an underground telecommunications infrastructure services contract which had been previously awarded to a third party which could not perform. The work to be performed is in geographic areas which are proximate to SMC's primary concentrations of employees and equipment. Depreciation and amortization increased for the nine months ended October 31, 2005 to $721,000 from $349,000 for the nine months ended October 31, 2004 due to the acquisition of VLI which was consummated in August 2004 and is in the Company's results for the entire nine months ended October 31, 2005. Amortization of purchase intangibles increased to $1,272,000 for the nine months ended October 31, 2005 from $406,000 for the nine months ended October 31, 2004, due to the aforementioned acquisition of VLI.

      During the nine months ended October 31, 2004, the Company suffered an impairment loss on goodwill and intangibles with respect to its SMC subsidiary. There was no corresponding loss for the nine months ended October 31, 2005. Non-cash loss on liability for derivative financial instruments reflects the mark to market loss through July 31, 2005 of liability for derivative financial instruments which were created in January 2005.

Securities and Exchange Commission
April 14, 2006
Page 13

      During the nine months ended October 31, 2005, accounts receivable, net used $578,000 in cash due to receivables generated by SMC's improved revenue performance. Escrow cash provided $304,000 in cash as a result of the Bank releasing escrowed funds in accordance with the amended financing arrangements during the nine months ended October 31, 2005. In addition, VLI substantially reduced its inventory on-hand by $1,090,000 from the beginning of the fiscal year in response to its plan to more effectively utilize its investment in inventory through increased inventory turnover. During the nine months ended October 31, 2005, accounts payable provided $298,000 in cash due primarily to the Company's better management of working capital and delayed payments to SMC's subcontractors who are paid on terms consistent with SMC's terms with its customers.

      During the nine months ended October 31, 2005, net cash used for investing activities was $1,311,000 compared to net cash used for investing activities of $3,763,000 for the nine months ended October 31, 2004. The significant amount of cash used for investing activities during the nine months ended October 31, 2004 is due to the acquisition of VLI for $6,650,000 which was partially funded by redemption of investments. In comparison, the Company spent $748,000 for property and equipment to upgrade VLI manufacturing efficiency and other payments of $426,000 with respect to the acquisition of VLI during the nine months ended October 31, 2005.

      For the nine months ended October 31, 2005, net cash used by financing activities was $804,000 compared to $982,000 in cash provided by financing activities for the nine months ended October 31, 2004. The change in net cash provided during the nine months ended October 31, 2004 to net cash used during the nine months ended October 31, 2005 is due to payments made on line of credit by the Company during the nine months ended October 31, 2005 from cash provided by operating activities.

Securities and Exchange Commission
April 14, 2006
Page 14

If you have any additional concerns or comments, please don't hesitate to contact the undersigned.


Very truly yours,


/s/ Richard A. Krantz
Richard A. Krantz

RAK/sr